UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GMX RESOURCES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% Convertible Senior Notes due 2013

and

4.50% Convertible Senior Notes due 2015

(Title of Class of Securities)

38011 M AB 4

and

38011 M AJ 7

(CUSIP Number of Class of Securities)

James A. Merrill

Chief Financial Officer, Secretary and Treasurer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(405) 600-0711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Rohleder President GMX Resources Inc. 9400 North Broadway, Suite 600 Oklahoma City, Oklahoma 73114 Phone: (405) 600-0711 Fax: (405) 600-0600	David C. Buck Henry Havre Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 Phone: (713) 220-4200 Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$72,653,989.92(1)	$8,327.00(2)

(1)	Estimated solely for the purpose of calculating the registration fee and is the sum of (a) $60,000,000, the aggregate maximum principal amount of newly issued Senior Secured Second-Priority Notes due 2018 that GMX Resources Inc. is offering in exchange for its outstanding 5.00% Convertible Senior Notes due 2013 (the “2013 Notes”) and 4.50% Convertible Senior Notes due 2015 and (b) the product of (i) $0.845, the average of the high and low price of GMX Resources Inc.’s common stock, par value $0.001 per share (the “Common Stock”), as listed on the New York Stock Exchange on August 6, 2012, and (ii) 14,975,136, the maximum number of shares of Common Stock that GMX Resources Inc. is offering in exchange for the outstanding 2013 Notes.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2012 issued by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,327.00	Filing Party: GMX Resources Inc.
Form or Registration No.: Schedule TO	Date Filed: August 9, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet	3
Item 2. Subject Company Information	3
Item 3. Identity and Background of Filing Person	4
Item 4. Terms of the Transaction	4
Item 5. Past Contacts, Transactions, Negotiations and Agreements	5
Item 6. Purposes of the Transaction and Plans or Proposals	5
Item 7. Source and Amount of Funds or Other Consideration	5
Item 8. Interest in Securities of the Subject Company	6
Item 9. Persons/Assets, Retained, Employed, Compensated or Used	6
Item 10. Financial Statements	6
Item 11. Additional Information	6
Item 12. Exhibits	6
Item 13. Information Required by Schedule 13E-3	6

SIGNATURE	7

EXHIBIT INDEX	8
Exhibit (a)(1)(i)
Exhibit (a)(1)(ii)
Exhibit (a)(1)(iii)
Exhibit (a)(1)(iv)
Exhibit (a)(1)(v)
Exhibit (a)(1)(vi)
Exhibit (a)(5)(i)
Exhibit (d)(i)
Exhibit (d)(ii)
Exhibit (d)(iii)
Exhibit (d)(iv)
Exhibit (d)(v)
Exhibit (d)(vi)
Exhibit (d)(vii)
Exhibit (d)(viii)
Exhibit (d)(ix)
Exhibit (d)(x)
Exhibit (d)(xi)
Exhibit (d)(xii)
Exhibit (d)(xiii)
Exhibit (d)(xiv)
Exhibit (d)(xv)
Exhibit (d)(xvi)
Exhibit (d)(xvii)
Exhibit (d)(xviii)
Exhibit (d)(xix)
Exhibit (d)(xx)
Exhibit (d)(xxi)
Exhibit (d)(xxii)
Exhibit (d)(xxiii)
Exhibit (d)(xxiv)
Exhibit (d)(xxv)
Exhibit (d)(xxvi)
Exhibit (d)(xxvii)
Exhibit (d)(xxviii)
Exhibit (d)(xxix)
Exhibit (d)(xxx)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed by GMX Resources Inc., an Oklahoma corporation (the “Company”), in connection with exchange offers by the Company (the “Exchange Offers”) to exchange:

(i) for each $1,000 principal amount of its outstanding 5.00% Convertible Senior Notes due 2013 (the “2013 Notes”) that is properly tendered, not properly withdrawn and accepted for exchange, provided that at least $30.0 million aggregate principal amount of 2013 Notes is properly tendered and not properly withdrawn (the “Minimum Tender Condition”), consideration of (a) $1,000 aggregate principal amount of newly issued Senior Secured Second-Priority Notes due 2018 (the “New Notes”) and (b) 288 shares (such shares, the “Share Consideration”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), and

(ii) for each $1,000 principal amount of its outstanding 4.50% Convertible Senior Notes due 2015 (the “2015 Notes” and collectively with the 2013 Notes, the “Convertible Notes”) that is properly tendered, not properly withdrawn and accepted for exchange, $700 principal amount of New Notes (subject to rounding as set forth in the Offering Memorandum, as defined below), subject to a maximum aggregate principal amount of New Notes issuable to all holders of 2015 Notes (the “2015 Notes Consideration Limit”) equal to the excess of $60 million over the total aggregate principal amount of 2013 Notes properly tendered, not properly withdrawn and accepted for exchange. In the event that holders of 2015 Notes tender and do not validly withdraw 2015 Notes in an aggregate principal amount that exceeds the quotient of the 2015 Notes Consideration Limit divided by 0.7, then the aggregate principal amount of 2015 Notes that the Company may accept for purchase from each tendering holder of 2015 Notes will be equal to the product of (a) the 2015 Notes Consideration Limit, (b) a fraction, the numerator of which will be the aggregate principal amount of 2015 Notes tendered and not validly withdrawn by such holder, and the denominator of which will be the aggregate principal amount of all 2015 Notes validly tendered and not validly withdrawn pursuant to the 2015 Notes Exchange Offer and (c) a fraction, the numerator of which is 1000 and the denominator of which is 700. Any 2015 Notes validly tendered (and not validly withdrawn) but not accepted by the Company in the 2015 Notes Exchange Offer will be returned to the holders thereof.

In no case will the Company issue New Notes in an aggregate principal amount in excess of $60 million. The Company will also pay accrued and unpaid interest on the Existing 2015 Notes validly tendered (and not validly withdrawn) and accepted by the Company pursuant to this exchange offer through and including the settlement date of this exchange offer.

The Company’s offers are being made upon the terms and subject to the conditions set forth in the Offering Memorandum dated August 9, 2012 (the “Offering Memorandum”) and in the related Letters of Transmittal to holders of the 2013 Notes and the 2015 Notes, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), and (a)(1)(ii) and (a)(1)(iii), respectively (which together, as amended or supplemented from time to time, constitute the “Exchange Offer”). The information contained in the Offering Memorandum is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary,” “Summary of the Exchange Offers” and “Summary of the New Notes” in the Offering Memorandum is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is GMX Resources Inc., an Oklahoma corporation. The address and telephone number of the issuer’s principal executive offices are 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114 and (405) 600-0711.

(b) This Schedule TO relates to the Company’s 2013 Notes, of which there was $51,997,000 aggregate principal amount outstanding as of August 8, 2012, and the Company’s 2015 Notes, of which there was $86,250,000 aggregate principal amount outstanding as of August 8, 2012. Consideration for the 2013 Notes includes, in part, the Share Consideration. As of August 8, 2012, there were 75,533,632 shares of the Company’s Common Stock issued and outstanding.

(c) The information set forth under “Summary—Recent Developments” and “Market Price Information” in the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The filing person and the subject company is the Company. The business address of the Company and of each of the persons listed below is 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114. The Company’s telephone number is (405) 600-0711.

To the Company’s knowledge, none of the following individuals owns any of the Convertible Notes, nor has any such individual participated in any transaction involving the Convertible Notes in the last 60 days.

Name	Position
Ken L. Kenworthy, Jr.	Chief Executive Officer, Chairman and Director
Michael J. Rohleder	President and Director
James A. Merrill	Chief Financial Officer, Executive Vice President, Secretary and Treasurer
Gary D. Jackson	Executive Vice President, Land
Timothy L. Benton	Executive Vice President, Geosciences
Harry C. Stahel, Jr.	Executive Vice President, Finance
T.J. Boismier	Director
Thomas Casso	Director
Michael Cook	Director
Steven Craig	Director
Ken L. Kenworthy, Sr.	Director
J. David Lucke	Director
Jon W. “Tucker” McHugh	Director

Item 4.	Terms of the Transaction.

(a) The following information set forth in the Offering Memorandum is incorporated herein by reference:

•	Notice to Investors;

•	Forward-Looking Statements;

•	Summary;

•	Summary of the Exchange Offers;

•	Summary of the New Notes;

•	Risk Factors;

•	Description of the Exchange Offers;

•	Description of New Notes;

•	Comparison of Terms of the New Notes and the Convertible Notes;

•	Description of Other Indebtedness and Preferred Stock;

•	Description of Capital Stock;

•	Market Price Information;

•	Exchange Agent and Information Agent;

•	Certain U.S. Federal Income Tax Considerations;

•	Securities Law Matters; and

•	Experts.

(b) To the Company’s knowledge, no Convertible Notes are owned by, and no Convertible Notes will be purchased from, any of our officers, directors or affiliates.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under “Description of Other Indebtedness and Preferred Stock” and “Description of Capital Stock” and the documents and information under “Incorporation by Reference; Additional Information” are incorporated herein by reference.

The only agreements, arrangements or understandings to which the Company is a party that relate to the Convertible Notes are (i) with respect to the 2013 Notes, (a) the Indenture, dated February 15, 2008, between GMX Resources Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2008), (b) the Purchase Agreement, dated February 11, 2008, between GMX Resources Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008), (c) the Share Lending Agreement, dated February 11, 2008, between GMX Resources Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008), and (d) the Registration Rights Agreement, dated February 11, 2008, between GMX Resources Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008), and (ii) with respect to the 2015 Notes, (a) the Indenture, dated October 28, 2009, between GMX Resources Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2009), and (b) the Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC October 28, 2009).

The Company also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 9, 2012, the Company’s Proxy Statement for its 2012 Annual Meeting of Stockholders filed with the SEC on April 12, 2012, and the exhibits to the filings incorporated by reference above.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offering Memorandum under “Summary—Background of the Exchange Offers,” “Summary—Convertible Notes Restructuring Plan,” “Summary—Our Business Post Exchange Offers” “Risk Factors—Risks Related to Failure to Consummate the Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under “Use of Proceeds” and “Risk Factors—Risks to Holders of Non-Tendered Convertible Notes” is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum under “Summary—Our Business Post Exchange Offers,” “Summary—Recent Developments” and “Description of the Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the Offering Memorandum under “Summary of the Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Item 3 above is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Offering Memorandum under “Description of the Exchange Offers—Exchange Agent and Information Agent” and “Exchange Agent and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)(1) The information set forth in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the information set forth under “Incorporation by Reference; Additional Information” in the Offering Memorandum is incorporated herein by reference.

(a)(2) The information set forth in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and the information set forth under “Incorporation by Reference; Additional Information” in the Offering Memorandum is incorporated herein by reference.

(a)(3) The information set forth in Exhibit 12.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the information set forth in Exhibit 12.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and the information set forth under “Incorporation by Reference; Additional Information” in the Offering Memorandum is incorporated herein by reference.

(a)(4) The Company’s book value per share as of June 30, 2012 was $(0.91). As of June 30, 2012, the Company had 74,451,790 shares of Common Stock issued and outstanding, which excludes 1,081,842 of unvested restricted shares of Common Stock.

(b) Not applicable.

(c) The information set forth in the Offering Memorandum, as amended and supplemented, under “Selected Historical Consolidated Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a)(1) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 is incorporated herein by reference.

(a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(b) The information set forth in the Offering Memorandum and the related Letters of Transmittal to holders of the 2013 Notes and the 2015 Notes, copies of which are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

See the Exhibit Index for information relating to the exhibits to this Schedule TO, which Exhibit Index is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMX RESOURCES INC.

By:	/s/ James A. Merrill
	Name:	James A. Merrill
	Title:	Chief Financial Officer, Secretary and Treasurer

Dated: August 20, 2012

EXHIBIT INDEX

(a)(1)(i)†	Offering Memorandum, dated August 9, 2012.

(a)(1)(ii)†	Form of Letter of Transmittal to holders of 2013 Notes (including Form W-9).

(a)(1)(iii)†	Form of Letter of Transmittal to holders of 2015 Notes (including Form W-9).

(a)(1)(iv)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2013 Notes

(a)(1)(v)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2015 Notes

(a)(1)(vi)*	First Supplement, dated August 20, 2012, to Offering Memorandum, dated August 9, 2012

(a)(5)(i)†	Press Release, dated August 9, 2012 announcing the commencement of the Exchange Offer.

(b)	None.

(c)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Indenture dated February 9, 2011, between GMX Resources Inc. and the Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(viii)	First Supplemental Indenture dated December 19, 2011, between GMX Resources Inc. and the Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K filed December 21, 2011)

(d)(ix)	Indenture dated December 19, 2011, between GMX Resources Inc., the Guarantors named therein and U.S. Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(x)	Form of Senior Secured Note due 2017 (Included as Exhibit A) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xi)	Security Agreement, dated as of December 19, 2011 between GMX Resources Inc. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xii)	Security Agreement, dated as of December 19, 2011 between Endeavor Pipeline Inc. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xiii)	Security Agreement, dated as of December 19, 2011 between Diamond Blue Drilling Co. and U.S. Bank National Association as Collateral Agent (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed February 9, 2011)

(d)(xiv)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xv)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xvi)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(xvii)	Registration Rights Agreement dated February 9, 2011, between GMX Resources Inc. and Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 9, 2011).

(d)(xviii)	Registration Rights Agreement dated February 28, 2011 between GMX Resources Inc. and Retamco Operating, Inc (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 2, 2011).

(d)(xix)	Stockholder and Registration Rights Agreement, dated April 28, 2011, among GMX Resources Inc., Arkoma Bakken, LLC, Long Properties Trust and Reynolds Drilling Co., Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 4, 2011)

(d)(xx)	Registration Rights Agreement dated as of December 19, 2011, by and among GMX Resources Inc., the Guarantors named therein and the Supporting Holders party thereto (relating to the Senior Secured Notes due 2017) (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed December 31, 2011)

(d)(xxi)	Registration Rights Agreement dated as of December 19, 2011, by and among GMX Resources Inc., the Guarantors named therein and the Supporting Holders party thereto (Relating to Shares of Common Stock) (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed April 5, 2012)

(d)(xxii)	Intercreditor Agreement dated as of March 20, 2012 among BP Corporation North America Inc., GMX Resources Inc., the Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K filed December 31, 2011)

(d)(xxiii)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xxiv)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xxv)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xxvi)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(d)(xxvii)	Amendment No. 1 to GMX Resources Inc. Amended and Restated 2008 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 16, 2012)

(d)(xxviii)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1(a) to the Company’s Current Report on Form 8-K filed August 9, 2011).

(d)(xxix)	Form of Cash Bonus Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed August 9, 2011).

(d)(xxx)	Form of Short-Term Bonus Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed March 16, 2012)

(g)	None.

(h)	None.

*	Filed herewith.
†	Previously filed.